Exhibit (a)(5)(iv)

BHP Billiton Preliminary Results for the Financial

Year Ended June 2010

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Important notice:

The offer to purchase all of the issued and outstanding common shares of PotashCorp (the “Offer”) is being made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”).

In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc have filed with the Canadian securities regulatory authorities the Offer Materials and have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES MAY BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215, RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com, AND contactus@kingsdaleshareholder.com, RESPECTIVELY.

While the Offer is being made to all holders of PotashCorp common shares, the Offer is not being made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

This document contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror and BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behavior of other market participants. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, PotashCorp or the enlarged BHP Billiton Group following completion of the Offer unless otherwise stated.

MR VANSELOW

With our very healthy balance sheet we have been able to invest heavily in our business, with our capital and exploration expenditure of US$10.7 billion for the period. Furthermore our strong cash flow and balance sheet has facilitated our all cash offer for Potash Corporation, which with its tier one assets will further enhance our unique business model. While Marius will discuss the natural fit of PotashCorp shortly, I would like to take the opportunity to discuss some of the financial aspects of the all cash offer. It is a fully funded underwritten credit facility totalling US$45 billion which combined with our strong financial position will preserve the financial flexibility of the group. And with regards to the financing package we have structured the facility in three tranches with terms of one year with an extension option of another year, three and four years. Our commitment to maintain a solid A credit rating equally insures our cost of funding remains particularly competitive. Importantly we remain committed to our progressive dividend policy.

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MR KLOPPERS

A diversified portfolio of tier 1 assets reduces the volatility of our cash flows and gives us greater ability to forecast our cash flows throughout the commodity and economic cycle. In turn, having more predictable cash flows helps us better plan capital spending and, importantly, invest more consistently throughout the cycle and deliver a progressive dividend.

Alex mentioned earlier that, for the sixth consecutive year, we have had a 40 per cent-plus EBIT margin, and this clearly illustrates the strength of our business model throughout the cycles. And that brings me to the recent announcement to acquire PotashCorp, which is completely consistent with our diversified upstream strategy. We have been studying an entry into Potash since 2003, as we believe Potash have strong, long-term industry financials and significant growth potential, underpinned by the following key drivers: firstly, population growth and increasing wealth levels in the developing world um is are increasing demand for protein and other high quality, more nutritious foods; secondly, increased urbanisation and the need for sustainable agriculture puts increasing str strains on available, arable land, thus requiring greater yields per acre.

The Potash nutrient is an irreplaceable element in enabling increased global agricultural production. PotashCorp is the world’s leading integrated fertiliser company, and the proposed acquisition of PotashCorp will provide us with an immediate and strong leadership leadership platform in this global fertiliser industry. PotashCorp operations are at, or close to, the bottom of the cost curve, and the proposed acquisition will add further ah diversification by commodity, by operating geography, and by customer. And, as you can see, this transaction is wholly consistent with our strategy of developing, owning, operating a diversified portfolio of large, long-life, low-cost, expandable, export-oriented, tier 1 assets. As Alex has mentioned, our proposed offer is full underwritten by um is fully funded by underwritten credit facilities that preserve our operational and financial and strategic flexibility.

And I need to stress that we are committed to maintaining a strong, single A credit rating, as well as to our progressive dividend policy. Now, this brings me to the end of our presentation, so let me conclude. Alex and I have, today, set out to demonstrate that our strategy of being an upstream resources company, operating large, low-cost, and broadly diversified assets, remains the correct one. The results we presented today show that the strategy works for us and our shareholders. Looking ahead, our disciplined approach and simple portfolio of large, hub-based tier 1 assets, will allow us to continue to deliver superior returns and margins into the future.

Our recent offer to acquire PotashCorp is consistent with our strategy and will add an attractive new commodity to an already well-diversified portfolio. But we will remain, as ever, disciplined. On that note, I would like to thank you, ladies and gentlemen. I would now be pleased to take your questions. If you could direct them to me in the first instance and I will pass them to Alex, in Sydney, but also to Mike Yeager that is on the line. We will start here in London, and then move on to Sydney, before taking questions from the phone. May I have the first question, please.

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Q&A

MR BRUNET: Good morning. Silvain Brunet with Exane, BNP Paribas. First question was related to petroleum. If you could give us a bit more guidance, to the extent that you’ve got visibility there, on volumes, going into next year after the drilling moratorium. Second question is on financial leverage. Would you have a maximum number in mind, based on your discussions with rating agencies to maintain the single A rating. And the last question on cost inflation, if there are specific items where you see inflation coming back to the business. Caustic soda is reported to be pretty expensive again.

MR KLOPPERS: Thank you, Silvain. Given that two parts of that question, the volume forecasts in petroleum, as well as the financial questions and costs all basically pertain to a set of issues which Alex looks at very closely. Alex, I wonder if I can ask you to answer those questions – volume forecasts for petroleum; do we have a maximum financial leverage, how do we look at financial leverage and then any specific costs increases.

MR VANSELOW: Yes, I’ve got that. The petroleum question, Silvain, we have made reference on our production report that we expect should the moratorium continue to November, a flat year on year overall for petroleum business. So the 159 million barrels of oil equivalent that we produce this year, you can extrapolate that for next year as it stands. On financial leverage, the solid A, there is a very well defined criteria by both S&P and Moody’s which is based on the FFO and the CFO, so it is operating cash generation. We are managing to that. It goes beyond gearing; gearing is a very rudimentary way of assessing your credit rating. It is more into the cash liquidity and cash generation.

So if you look at the 1.2 or if you look at the 50 per cent, you are going to see that we are managing towards that. Inflation is very good question because, as I mentioned on my note, we see the lagged fact. So what you see now is a retarded reaction of some of the price of the inputs to what was a push on prices for our products a few months back. So I think anywhere from three to six months that I gave you last February, you should look at inflation coming back. In some areas, I would say that labour inflation is manifesting itself stronger and less cyclical than input prices for raw materials and that would be in Western Australia and in South Africa, but Brazil to some extent as well.

MR CAMPBELL: Craig Campbell, Morgan Stanley. Have a few questions relating to the proposed Potash acquisition. First question is with regard, ah Potash, if you’re successful in that acquisition, the accounting treatment, would you be looking to utilise goodwill in terms of that acquisition or will the asset come onto the balance sheet at full acquisition cost? Ah second question, ah given you’ve been looking at this market for quite a period of time and credit markets started to repair themselves during 2009, why is it you weren’t able to bid through 2009 and why now, or was there an issue around credit markets. Then, finally, ah you’ve mentioned, Marius, when we’ve met with you previously that if an opportunity came up in petroleum, you would look at M&A. Does this potential acquisition now push back any timeframe, if an opportunity came up, say, in petroleum or another asset class?

MR KLOPPERS: Craig, I’m going to try and answer the first – the last two of those questions and I’ll leave the accounting treatment for for Alex to explain our general policies, as opposed to

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this specific instance. Um Petroleum, we are keen on growing that business but we’ve got one opportunity here which we’re working on uh and that’s the one that Alex and myself and the rest of the team are focused on. And I think what you should look towards is we’d like to, on the Potash transaction, clear the preconditions so that we’ve got a bid that is uh capable of being accepted and uh that’s what you should look forward to as we proceed through the remainder of this calendar year. Uhm I should stress, however, that we do feel that we’ve got flexibility uh in our balance sheet uhm and so I – I would say that beyond the acquisition of uhm Potash, our aspirations to continue to grow the deployment of capital in the broader, natural resources space would be would be undiminished.

Credit, cash, uhm I think that uhm there are many factors that go into when something is opportune. Ah in our case, all I can point out is that the combination of PotashCorp having all available information ah in the public market following their results; following the strong cash generation ah during this year ah which was notable ah and where that put us in terms of our balance sheet, plus the credit markets and a variety of other factors all played into why this is the is the opportune moment to make that bid. I can’t go beyond that. Alex, perhaps you can talk a little bit about our general policies towards goodwill?

MR VANSELOW: Yes. And this hasn’t changed. When we acquire mining interests, we don’t book goodwill; everything goes into – into the balance sheet.

MR KLOPPERS: Thank you. Perhaps one more question in Sydney and then I’ll move to the telephones?

MR McTAGGART: Hi, Marius, it’s Paul McTaggart from Credit Suisse. Again, on Potash, really three bits of the question that have been put to me by clients. Firstly, how much diversification is enough and, you know, let’s assume that markets are moderately efficient, how can you add value to Potash and and is your view really about pricing of product in the long run. Thirdly, and importantly, given that this is a hostile bid, you haven’t got access to a data room, how do you manage risk around, you know, relying on publicly available information for such a big deal?

MR KLOPPERS: Uhm I would talk about diversification more in the uhm context of how much complexity does the management think it can handle, I mean basically what we’ve done is we’ve continued to simplify our business, and perhaps not in a very material way, even in this past year, we’ve continued, as evidenced by number of employees, EBIT per employee and so on, to to trim off little non-core assets and so on, and really concentrate down on those big basin type assets which Alex and I have spoken to to you before, things like Olympic Dam, the Bowen Basin, uhm the salt beds of Saskatchewan, uhm Western Australian iron ore and so on.

And what we’d like to do is continue to spend more and more of our effort on these big basin type uh assets, and to that, uh I don’t know if we’ve put out any uh specific uh data but I can tell you that the addition to potash, Canada and a large US customer, uh in addition with the nitrogen and the phosphate businesses that come along with this, materially reduces the cash flow at risk of this co company and that goes to the heart of our value proposition. So that’s how I would answer those two elements of how much diversification is enough.

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How do we add value? Uhm we have the skills to operate these potash mines and their associated infrastructure uhm at the same high levels of utilisation that we that is customary for us across the rest of our portfolio. Secondly, uhm it’s notable that there is a material capital investment program uh for PotashCorp, which is obviously in the share price, but which still carries some risk. Uh we deploy $10 billion plus in organic growth every year, and uhm this is a business which we believe we can through our capex programs, our hub concepts and so on, add add significant value.

And the last point is probably back to diversification. We have noted that the potash market contract cycle is changing uh from the way that the product is priced, uh from the very public statements that Bill Doyle has made about his desires on uh pricing periods, given counterparty risk and so on, which intrin intrinsically will make that business more and more like all of the other products that we’ve got, and a diversified company with stability of cash flows, again, can execute that growth program of what is effectively almost a single commodity company much more effectively than than that company can. So that basically is our value proposition. Uhm I think that that probably covers it. If I can go to the phone and take a couple of questions on the phone and then I will circle around to Sydney again. Can I, operator, can I have the first question on the phone, please?

MR KLOPPERS: I’m just going to circle back to London, if I can have the first question here in London please.

MR JANSEN: Heath Jansen here, from Citigroup. Marius, can I ask you about hedging? I know that you’ve always said that you don’t do it, and clearly, you’re going to more of a spot market, but clearly, going forward, you might be bringing on 40 billion of debt, so I can understand, on the earnings and cash flow, why you get the diversification, but I’m just wondering whether you might want to look to hedge out some of that risk, particularly on the balance sheet side of the equation, and whether you’ve done any, sort of, scenario analysis, to say, look, if your economic environment and outlook is right, and potentially, we go into a double-dip, you know, how protected are you going to be, potentially, on the downside?

MR KLOPPERS: Heath, we’re very comfortable that in any foreseeable scenarios that we’ve run, and we run extensive scenarios both to the up and down side, that what we’re taking on here is very manageable, uhm and we are genetically incapable of thinking about hedging.

MR CLIFFORD: Rob Clifford, Deutsche Bank. Just two questions, Alex mentioned that you tirelessly pursued market pricing for commodities and are now complete. You used iron ore as an example there. Does that mean you’ve also completed your pursuit of alumina market pricing? And the second question, ah as you move to market pricing in potash, assuming your presence increases, that market is likely to become uh more cyclical. Within your Jackson Pollock chart, where does uh potash sit, or what commodities does it share uhm cyclicality with?

MR KLOPPERS: Uhm Rob, uhm in terms of alumina pricing, that market will continue to evolve, but effectively, the market price is available today in China, every day. It’s a question of whether you want to devote – what percentage of your product you want to send there. Uhm historically, we’ve chosen not to send all of our production over there but to have a more diversified customer base, but a market price is available today. And uh I am seeing a very

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determined spread towards shorter term repricing periods in that industry in general. So I would wouldn’t say anything is complete but given the relative scale in our revenue line, uh given what I already see, in terms of transparency, I wouldn’t say that, uh you know, I see material changes in our earnings profile as a result of what’s what’s going to happen there.

In terms of potash, uhm I think we must just step back and say uh what are the things that most drive uh how it how it plays into the portfolio. Obviously, it’s a different currency, and obviously, it’s a different short and long term market. Essentially, potash is a more storable commodity, because it’s storable in the soil and – uh than some of our other products. But the net impact of all of those cross-correlation coefficients, if we model that into our portfolio, is to materially uh decrease the cash flow at risk, or if you want to, materially stabilise the cash flow, uh further stabilise the cash flows of this corporation, if we model uh the uh complete PotashCorp into our portfolio. Now, in terms of return characteristics, potash itself is more of a high margin product and that is uh understandable, given the fact that it’s also a highly capital-intensive business to enter and so on. So the return characteristics may look, perhaps, something a little bit more like uhm you know coking coal or iron ore or petroleum rather than aluminium or nickel or energy coal. Uhm yes.

MR GERRARD: Yes, Marius, Tim Gerrard from Investec. Two questions. With respect to aluminium and the smelters in southern Africa, where do they, sort of, now fit? When you talk about expandable and export orientated growth assets, where might they fit in the portfolio? And, sort of, also maybe some comment on the relative importance of the aluminium smelters relative to Worsley say? And and the second question is, coming back to Potash, how difficult has it been to do due diligence on forming a view on the on the mining risks associated with the with the potash projects?

MR KLOPPERS: Tim, uhm perhaps, in answering your second part of your question uh I now recognise that I was actually amiss and I didn’t answer the question fully on one of the other questions we had on due diligence. Uh the way we look at uh Potash Corp is that it is an extremely well covered company uh which particularly, uh perhaps less evident so for the for the Australian investors and for the London investors, but it is a very very heavily followed uh stock because it’s a bellwether uh for grain industrial production. There are many things uh that make this an interesting stock to cover. And as such, uhm together with the fact that it’s a publicly held company, there’s a very very high level of disclosure here. It’s a very small industry in which uhm I would say that uh the level of knowledge of what uh happens is very high. And as such uh that makes us very comfortable about the overall level of knowledge that we’ve got as we as we proceed through this bid. Tim, please just remind we what the first part of your question was because I I neglected to jot that down.

MR GERRARD: So where does aluminium fit? The southern African smelters?

MR KLOPPERS: That’s right – yes. I think that aluminium, along with perhaps nickel in our business, if you look at our chart of overall number of options that we’re pursuing, clearly there’s a number of things that we’re pursuing across those two products, but it is not as emphasised in our further future growth by options as some of our other products are. That is on the basis that there’s been quite a technological change in aluminium over the last 10 years, both on the alumina as well as the smelting side where technology has become more ubiquitous. And

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perhaps the same thing on nickel with changed consumption patterns and some technological breakthroughs there as well. So I think I’d like to answer the question more by saying, you are unlikely to see us deploy without clearly progressing something, you’re unlikely to see us deploy large amounts of capital in those two businesses. With the current exposure that we’ve got we feel very comfortable but those two businesses are unlikely to attract the major share of the capex of the corporation as we move forward.

MR YOUNG: Hi, it’s it’s Paul Young from Deutsche Bank. Can I focus on the build versus buy strategy uh in Potash uhm and have the economics changed on Jansen because I see now that you have split Jansen on your project bubble chart into in a phase 1 and a phase 2. And I understand you are targeting a single 22 million ton per annum haulage shaft, but in the potash industry the maximum hoisting capability of one dedicated dedicated production shaft is 11 million tons per annum, so has the PFS for Jansen, which I understand you’re in the final stages of completion, has that shown that you you will now need two shafts an and a longer ramp up to achieve a name plate of eight million tons per annum, and how has that influenced, if so, your decision to buy versus build?

MR KLOPPERS Yes, Paul, a general comment about capex, and I’d like to point you at one of the slides that Alex showed, uh which basically shows that we continue to ramp up our organic capex at about 20 per cent a year I think18 per cent CAGAR is the number that Alex has got on his slide today. Basically that’s because we we need to build all of those capabilities, the teams uh and so on as we go forward, and therefore you never see us announcing dramatic increases or dramatic decreases in our capex. Our strategy is to invest throughout the cycle uh if we are within the constraints of our balance sheet, so nothing has changed there. So it’s difficult for me to characterise the potash thing as a buy versus build because it is really in addition to not in place of. I mean, we basically see our organic capex programmes which we’ve got on our slate continuing uhm and really this M&A activity, which has always been there at the top of the pyramid that we’ve articulated now for the last 10 years, really comes as an additional capex deployment.

Uhm so let me put it even more simply, I cannot go out tomorrow morning and decide to deploy $40 billion of capex in the potash industry because I I don’t have the human resources to to do that. Uhm, with respect to Jansen, I think that our team in Canada, Graham Kerr and the team there, uh have uh shed some uhm uh given some information of how we look at that. I mean, while we’ll give you more information as we go ahead, we we’re going as hard on that project as we can. The next phase for us, which is quite imminent, is to put the refrigeration plant on the surface and freeze the shaft. It’s a single shaft location. Uhm, and, yes, the targeted lift on that single shaft – it’s a twin shaft system, one is a production shaft and the other one is a ah support shaft, but that twin shaft, which it’s always been, uh only one production shaft is targeted for eight million tons of product a year. And basically what you do is – and I’m going to describe it very generically, as you sink the shaft you open up your mining fronts, you build the surface plant in modules as the number of mining fronts open up. And as you ramp that up and, you know, Graham and the team there are going to try and – when we get to the approval point, try and ramp that up as quickly as possible. No changes. Perhaps one more question in Sydney and then I’m going to try and see if there’s anybody else on the on the phones at this side.

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MR LAWCOCK: All right. Good morning, Marius. It’s Glyn Lawcock with UBS. One question you’re probably going to get a lot over the next few days or weeks is just how you and the board rationalise the decision between the buy-back option and Potash. If you can, maybe, just enunciate that, and then – I’m conscious poor old Mike Yeager is, probably, on the phone, falling asleep somewhere. Maybe he could share his views on what’s happening with the moratorium in the Gulf of Mexico, what he is hearing, you know, in terms of his expectations on how that may play out. Thanks.

MR KLOPPERS: Glyn, why don’t we have Mike quickly talk to us about the GoM, and he is on the phone. Jodie, if you can get Mike on and just share a few perspectives, and then I’ll come back on and talk a little bit about the buy-back versus M&A. Mike.

MR M. YEAGER: Yes, Marius. Can you hear me okay?

MR KLOPPERS: Yes, we can, Mike.

MR YEAGER: Very good. Well, in regards to the moratorium, you know, clearly, we are in the midst of it at this time, as everyone knows. That means that for BHP Billiton Petroleum, some of our very high opportunities, on Shenzi and Atlantis drilling and all are being deferred. Were it not for this, we had another eight to 10 per cent volume growth outlook and, as Alex said, with this situation we are guiding that we are going to be flat year on year. Having said that, though, we are progressing, right now, a number of things. As you know, we have kept our operated rigs, not declared force majeure, have those things in full bloom as they move forward, to go back to work.

We are progressing our drilling permit through the system, and we’re seeing them move. So drilling permits continue to be the biggest risk coming out of the moratorium, but I am pleased to say that we have already submitted several – both water injectors and producers – and we’re following those daily and beginning to see the new government system accommodate that. So I don’t think we have got a clear view coming out, but we will come out, we feel, in the latter part of this year, get back to drilling.

We’re prepared and we hope to be one of the first to get back to work. And our major products, like Mad Dog, Knotty Head appraisal, Gun Flint and some of the other things – we’re going to lose these six months, but, certainly, those teams are still very active, and our volume growth after this year, you know, should get back and be strong. So, Marius, I hope that gives a little perspective, but – not clear how we come out, but we’re seeing progress, and seeing our permits starting to move forward.

MR KLOPPERS: Thank you, Mike. Uhm let me let me say a few words about buy-back strategy and so on. Glyn, we have said uh for many years, now, that once you pass the possible universe of assets that we, logically, can uh and should own uh through the filters of no long-tail liabilities, large, low-cost, long-life, expandable, export-oriented – through the skill set of the company, which is, basically, mining and extracting, uh and then you pass that through, uh you know, available for ownership – uh it’s not a large universe.

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It really isn’t a large universe, and, from time to time, the opportunity comes to uh to make a bid for one of those tier 1 assets. It’s infrequent, the options are limited, and we’re probably looking, now, at the same options that we looked 10 years ago. Uhm for us, the time to to acquire this set set of assets – uh there’s a number of things that that make it uh a good time for us to make to make this bid. The buy-back option is always there. It is always there and we have taken a a made use of that over time, as you know, either by off-market buy-back or buying the PLC units, which have, historically, been the cheapest units for us.

And, clearly, both of these options, as we look at them, have got to be value-accretive. But, I above all, I want to stress that, for the for the one, there is always uh that option is always available. And for and the other one, there are only specific times and opportunities to find ourselves at that – that’s, probably, how I would nuance the the the the two. Okay. Let me let me go to the phone and just see if there’s anybody that’s come on in the meantime. Jodie.

OPERATOR: Thank you. We have a question from Lyndon Fagan from RBS Sydney. Go ahead, thank you.

MR FAGAN: Good evening. Uhm I just wanted to ask about iron ore. Uhm when is RGP6 likely to be approved, uhm and what sort of work are you still doing on the outer harbour, if anything, assuming the JV doesn’t go through? And have you changed your view on medium-term uh tightness, or lack thereof, of the market, given the the approach to spend, or potentially spend, money in Potash?

MR KLOPPERS: Uhm look, the long-term growth aspirations would be the same as we outlaid, now – gosh, how quickly time passes – three years ago, which Ian uh and Ashby and Marcus Randolph laid out. And throughout working on the JV, as Rio has, uh we have, you know – because that’s uncertain, both companies have, really, continued to run their businesses on a stand-alone basis, progressing the stand-alone options. Uh to that effect, uh we are continuing to progress both the longer term – what we call Quantum growth options, which entails the outer harbour, as well as the nearer-term one, RGP6.

Uhm we’ve obviously, pre-approved some capital on RGP6, and one of the key things that’s happening there is that the dredging – uh uh the dredging of the pockets in the harbour is uh part of uh capital spend. Uhm uh I think that we haven’t given an exact date for approval of RGP6, but I’m, uh probably, on reasonably ground if I say that it will be some time next next next calendar year. But I, probably, don’t want to be pushed more on that. Overall, our volume and growth projections that we gave some years back – given the near-term, uh slight fine-tuning of that that we give – essentially, remains unchanged. Uhm can I have the next question on the phone, please.

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